

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

John Bencich
Chief Executive Officer
ACHIEVE LIFE SCIENCES, INC.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

> **Re: ACHIEVE LIFE SCIENCES, INC.**
> **Registration Statement on Form S-3**
> **Filed June 14, 2023**
> **File No. 333-272641**

Dear John Bencich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chelsea Anderson